Mail Stop 3561

May 21, 2007

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **RE:** **Michaels Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed March 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **File No. 1-9338**

Dear Mr. Boyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief